Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, D.C. 20004 Tel: 202.739.3000 Fax: 202.739.3001 www.morganlewis.com

W. John McGuire Partner 202.739.5654 wjmcguire@morganlewis.com

April 15, 2010

VIA EDGAR

Richard Pfordte, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	U.S. One Trust (the “Trust”) – Amendment No. 3 to the Registration Statement on Form N-1A (the “Registration Statement”)
Registration Numbers 333-160877; 811-22320

Dear Mr. Pfordte,

This letter relates to comments raised by the Staff during our two telephone conversations on April 13, 2010 concerning Amendment No. 3 to the Trust’s Registration Statement on Form N-1A filed on April 5, 2010 and our response letter filed on April 9, 2010.  Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s Registration Statement.

1.
Comment: Our initial conversation yesterday focused almost exclusively on the disclosures required if the Fund invested more than 25% of its assets in one or more single Underlying ETFs.  We had an extended discussion of alternative disclosure approaches.

Response: In our follow-up conversation, we agreed that the Fund would disclose in the Prospectus the names of the Underlying Funds in which it expects to invest more than 25% of its assets (the “Named Underlying Funds”).  The Prospectus will specifically disclose that the Named Underlying Funds are funds in which the Fund may invest more than 25% of its assets at any given time.  Additionally, the Prospectus will disclose that the Fund’s asset allocation to any Named Underlying Fund may change over time.  A brief description of each Named Underlying Fund and the location of a web site where shareholders can obtain additional information about a Named Underlying Fund will also be provided in the Prospectus.  Additionally, if the Fund intends to invest more than 25% of its assets in a fund over a substantial period of time that is not a Named Underlying Fund, the Fund undertakes to supplement the Prospectus with information about the fund, a brief description of the fund and a place where shareholders can get more information about the fund.  Finally, the Fund will disclose in the Prospectus that the Fund will at all times be invested in three or more separate Underlying ETFs.  The aforementioned disclosures will be made in the Fund’s final 497 filing.

April 15, 2010

2.	Comment: Under “Additional Investment Strategies,” include expanded disclosures of the Fund’s principal investment strategies in response to Item 9 of Form N-1A.

Response:  We will include the following expanded disclosures under the heading “Additional Information About Investment Objective and Principal Investment Strategies” in the Fund’s final 497 filing.  These disclosures include the undertakings detailed above, as well as a discussion of the asset and style classes in which the Fund intends to invest and what the Fund seeks to achieve through investment in such classes.

“The Fund’s investment objective is long-term capital appreciation.  The Fund may change its investment objective without shareholder approval, upon 60 days’ notice to shareholders.

The Fund, using a buy and hold strategy, seeks to achieve its investment objective through investment in Underlying ETFs that track certain securities indices.  The Fund generally will remain fully invested in the Underlying ETFs.  A number of factors may affect a Fund’s ability to stay fully invested in the shares of Underlying ETFs.  For example, although the Fund normally seeks to invest for the long term, the Fund may sell securities regardless of how long they have been held.  Generally, the Fund sells securities to adjust the number of shares held to reflect a change in the Adviser’s asset allocation for the Fund.

The Adviser invests in Underlying ETFs according to an asset allocation strategy designed to give the Fund exposure to the following asset and style classes: U.S. large cap equity, U.S. small cap equity, international large cap equity and international small cap equity.  Although the Fund may invest in an unlimited number of Underlying ETFs in any amount, the following funds are Underlying ETFs in which the Fund may invest more than 25% of its assets.  Each Underlying ETF represents a different asset class to which the Fund seeks to gain exposure.

U.S. Large Cap Equity

•      Vanguard Large Cap ETF: The Fund employs a “passive management”—or indexing—investment approach designed to track the performance of the MSCI® US Prime Market 750 Index, a broadly diversified index predominantly made up of stocks of large U.S. companies. For more information about this Fund, including its prospectus and shareholder reports, go to www.vanguard.com.

April 15, 2010

U.S. Small Cap Equity

•      Vanguard Small Cap ETF: The Fund employs a “passive management”—or indexing—investment approach designed to track the performance of the MSCI® US Small Cap 1750 Index, a broadly diversified index of stocks of smaller U.S. companies. For more information about this Fund, including its prospectus and shareholder reports, go to www.vanguard.com.

International Equity

•      Vanguard Europe Pacific ETF: The Fund purchases stocks included in the Morgan Stanley Capital International Europe, Australasia, Far East (MSCI® EAFE®) Index, which is made up of common stocks of companies located in countries in Europe, Australia, Asia, and the Far East. For more information about this Fund, including its prospectus and shareholder reports, go to www.vanguard.com.

Allocation of the Fund’s assets to Underlying ETFs, including those listed above, will change over time.  The Fund’s exposure to a specific asset or style class will also change over time, as the Adviser adjusts its target asset allocation for the Fund when it feels it is advantageous for the Fund to do so.  Although there is no present intention to do so, the Fund also reserves the right to invest in Underlying ETFs that represent domestic and international fixed income asset classes in order to help moderate short term volatility of the Fund’s equity investments.

The Fund will be invested in three or more separate Underlying ETFs at all times.”

3.	Comment: Confirm to the Staff that the information in the deleted caption next to “Management Fees” under “Fund Fees and Expenses” is included elsewhere in the Prospectus.

Response: We confirm.  Under the section “Investment Adviser” in the Prospectus, the Fund discloses that “[t]he Adviser pays all expenses of the Fund other than the management fee, brokerage expenses, taxes, interest, fees and expenses of Independent Trustees (including any Trustee’s counsel fees), litigation expenses, acquired fund fees and expenses and other extraordinary expenses.”

April 15, 2010

* * * * * * * * * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5654, or one of my colleagues, Michael Berenson at 202.739.5450 or Abigail Bertumen at 202.739.5945.  We appreciate your continued attention to this filing.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc: Dominic Minore, Esq.